UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

MAGELLAN GOLD CORPORATION

(Name of Issuer)

              COMMON STOCK

(Title of Class of Securities)

    559078 209

(CUSIP Number)

W. Pierce Carson, CEO/Director
500 Marquette Avenue NW #1200, Albuquerque, NM 87102
                  (707)  884-3766 (tel)

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559078 209

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     JOHN D. GIBBS

(2) Check the Appropriate Box if a Member (a) [_] of a Group* (b) [_]

(3) SEC Use Only

(4) Source of Funds*      PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 1,490,773[1]
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 1,490,773
Person With	(10) Shared Dispositive Power 0

__________________

1 Number of shares issued and shares issued upon conversion of Promissory Note give effect to a 1-for-50 reverse stock split which was effective 1/7/19.

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

1,340,773 shares of Common Stock

   150,000 shares of Common Stock issuable upon conversion of Promissory Note

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [_]

(13) Percent of Class Represented by Amount in Row (11)      30.43

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1. SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of Magellan Gold Corporation, a Nevada corporation (the “Company”).  The address and principal executive offices of the Company is 500 Marquette Avenue NW, #1200, Albuquerque, NM 87102.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) John D. Gibbs; 807 Wood N Creek, Ardmore, OK  73041, President of TriPower Resources, 16 E. Street SW, Ardmore, OK  73401.

(d) - (f) The natural person referred to above is a United States Citizen.  During the last five years, he has not been ( i ) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to read, as follows:

On December 31, 2018, Mr. Gibbs acquired 216,993 shares issued for no additional consideration pursuant to anti-dilution price protection attached to an earlier investment in March and June, 2018. Shares are valued at $0.5720 per share. The number of shares beneficially owned by Mr. Gibbs have been adjusted to give effect to a 1-for-50 reverse stock split which was effective on 1/7/2019.

ITEM 4. PURPOSE OF TRANSACTION

The securities of the Company were acquired by Mr. Gibbs for investment. Mr. Gibbs reserves the right to acquire or dispose of additional shares of the Company’s common stock, either in open market purchases or in private transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read, as follows:

(a)      At the close of business on February 6, 2019, Mr. Gibbs would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 1,490,773 shares, consisting of 1,330,443 shares owned individually, a Promissory Note convertible into 150,000 shares of Common Stock (excluding any future accrued interest that may be convertible) and 10,330 shares owned by Tri Power Resources, Inc., controlled by Mr. Gibbs. The securities represent 30.43% of the issued and outstanding shares of common stock of the Company. The foregoing is based upon 4,749,478 shares of common stock issued and outstanding as of the date of this report.

(b)       Mr. Gibbs has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

(c)       Mr. Gibbs has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d)     Not applicable

(e)     Not applicable

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2019	/s/ John D. Gibbs
(Name/Title)

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